EDGAR CORRESPONDENCE

August 24, 2017

Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention: Megan Miller

Re:	Selected American Shares, Inc. (40 Act File No.: 811-00051)
Selected International Fund, Inc. (40 Act File No.: 811-01533)

Dear Ms. Miller:
This letter is in response to comments you provided on August 4, 2017, with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of certain annual reports and other filings of the Registrants, as identified above. SEC comments are in bold, Registrants' responses immediately follow.
1.
We note that, as disclosed in Note 7, Selected International Fund had a large amount of net assets in restricted securities as of December 31, 2016. Consider whether these investment types should be included in the principal investment strategy disclosure and whether the risk of these investments has been properly disclosed.

Selected International Fund's prospectus contains the following disclosure under the section titled "Non-Principal Investment Strategies and Risks":

Non-principal investment strategies are generally those investments that constitute less than 5% to 10% of a Fund's assets, depending upon their potential impact on the investment performance of the Fund.

Davis Selected Advisers, L.P. ("Davis Advisors") serves as the investment adviser for Selected International Fund. Davis Advisors has represented that restricted securities are not a principal investment strategy of Selected International Fund.

While the total net assets in restricted securities may increase above 10% temporarily as a result of market fluctuation, shareholder redemptions, or for other reasons, the principal investment strategy has not changed. The table below provides the level of Selected International Fund's net assets invested in restricted securities for certain recent periods.

Quarter Ended	% of Net Assets
12/31/2015	6.38%
3/31/2016	6.95%
6/30/2016	7.32%
9/30/2016	9.28%
12/30/2016	10.54%
3/31/2017	9.77%
6/30/2017	8.31%

As this investment type is not a principal investment strategy, there is no corresponding principal risk. The Fund will continue to monitor the level of investments in restricted securities and will promptly revise the disclosure if there is a change to the principal investment strategy.

Selected International Fund's prospectus was updated on April 29, 2016, to include the additional disclosure below.

These securities may be less liquid (and, in some cases, may be illiquid) and could be harder to value than more liquid securities.

2.
In a footnote to the financial highlights for Selected International Fund, it is noted that the Fund benefited from IPOs in 2014. However, we note that the prospectus does not contain any IPO risk disclosure.

Davis Advisors has confirmed that IPO investments are not a principal investment strategy utilized by Davis Advisors in managing Selected International Fund. During the period of the report, these investments did not approach individually or in the aggregate 10% of the Fund's net assets.

3.
Note 3 indicates that Selected International Fund's expenses for Class S shares are capped at 1.30% annually. Please confirm that this agreement does not allow the Adviser to recoup any amounts previously waived and/or reimbursed.

We confirm that the agreement to waive fees and/or reimburse expense does not allow the Adviser to recoup any fees that were previously waived and/or reimbursed.

4.
In accordance with FASB ASC 820-10-50-2G in future filings please update the disclosure related to the table in Note 1. Specifically, indicate whether a change to the unobservable input will increase or decrease the value of the underlying security.

We confirm that a new column will be included in future filings that include assets in which unobservable inputs were used by a fund to determine fair value. The column will show the impact to the valuation from an increase in the unobservable input. Additional disclosure will be added to note that a decrease in the input would have the opposite effect.

Selected American Shares, Inc. and Selected International Fund, Inc. (collectively the "Registrants") acknowledges that:
1.	The Registrants are responsible for the accuracy and adequacy of the disclosures in the Registrants' filings;
2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and
3.	The Registrants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In addition, we are aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Investment Management in its review of Registrants' filings or in response to staff comments on Registrants' filings.
Please call the undersigned at (520) 434-3778 with any comments or questions.

Respectfully,

/s/ Ryan Charles
     Ryan Charles

     Vice President and Secretary